Sidley Austin Brown & Wood llp
BEIJING
———
BRUSSELS
———
CHICAGO
———
DALLAS
———
GENEVA
———
HONG KONG
———
LONDON
WRITER’S DIRECT NUMBER
(312) 853-7454
Bank One Plaza
10 S. Dearborn Street
Chicago, Illinois 60603
Telephone 312 853 7000
Facsimile 312 853 7036
www.sidley.com
Founded 1866
LOS ANGELES
———
NEW YORK
———
SAN FRANCISCO
———
SHANGHAI
———
SINGAPORE
———
TOKYO
———
WASHINGTON, D.C.
WRITER’S E-MAIL ADDRESS
johare@sidley.com

August 26, 2005
VIA EDGAR SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Maryse Mills-Apenteng

Re:	Technology Solutions Company Preliminary Proxy Statement on Schedule 14A filed on August 19, 2005 Form 10-K for the year ended December 31, 2004 File No. 0-19433
Ladies and Gentlemen:
     On behalf of Technology Solutions Company (“TSC” or the “Company”), we are writing in response to the comments contained in the staff’s comment letter dated August 24, 2005 (the “Comment Letter”) with respect to TSC’s Preliminary Proxy Statement on Schedule 14A filed on August 19, 2005 (as amended and supplemented, the “Proxy Statement”) and TSC’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 24, 2005 (the “10-K”). The Company will incorporate the amendments described herein in a definitive proxy statement that it intends to file on or about September 15, 2005. For the convenience of the staff, we have set forth the comments contained in the Comment Letter along with the responses of TSC.
Reverse Stock Split
1.	Please revise to state whether the reverse stock split is part of a “Rule 13e-3 transaction” as defined in paragraph (a)(3) of that regulation and briefly summarize the basis for your conclusion. Please note that this term encompasses any series of transactions involving one or more transactions described in paragraph (a)(3)(i) of the rule. In this regard, we note from your disclosure in the Form 10-K for the period ended December 31, 2004 that there were 387 holders of record of your common stock as of March 11, 2005. Your disclosure should include the number of record holders both before and after the reverse stock split.
SIDLEY AUSTIN BROWN & WOOD LLP IS A LIMITED LIABILITY PARTNERSHIP
PRACTICING IN AFFILIATION WITH OTHER SIDLEY AUSTIN BROWN & WOOD PARTNERSHIPS

Sidley Austin Brown & Wood llp	Chicago
Securities and Exchange Commission
August 26, 2005

RESPONSE: In response to the staff’s comment, the Company confirms that the proposed reverse stock split is not a Rule 13e-3 transaction. Although it would be a reverse stock split of a class of equity securities involving the purchase of fractional interests within the scope of Rule 13e-3(a)(3)(i)(c), it is not expected to cause the securities to be held of record by less than 300 persons and in fact one of the intended purposes of the reverse stock split is to maintain the Company’s listing on The Nasdaq National Market. The Company also confirms that it will disclose in the Proxy Statement that, if the reverse stock split is implemented, there will be more than 300 holders of record of the Company’s common stock both before and after the reverse stock split.

2.	We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split.

RESPONSE: The Company acknowledges Rule 10b-17 and the requirements set forth therein with respect to notice of the reverse stock split. In accordance with Rule 10b-17(b)(3) and the rules of The Nasdaq National Market, and subject to approval of the reverse stock split by the Company’s stockholders, the Company will provide notice of the reverse stock split to Nasdaq not less than 10 calendar days prior to the effective date of the reverse stock split.
Information required by Part III of Form 10-K
3.	It appears that you have not held an annual meeting to conduct an election of directors and have not filed the information required by Part III of your Form 10-K for the period ended December 31, 2004 within 120 days after the end of the fiscal year. Please tell us when you intended to file this information and provide us with your analysis regarding whether you are in compliance with state law requirements governing annual meetings. In this regard, please tell when you held your last annual meeting and cite relevant state statutes that govern the frequency and obligation to hold annual meetings. In addition, please tell us what your articles of incorporation and bylaws specify as to the frequency with which annual meetings are to be held. We may have further comment.

RESPONSE: Pursuant to a telephone conversation with the staff on August 25, 2005, the Company understands that this comment has been withdrawn.

In addition, the Company acknowledges as follows:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement and the 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement and the 10-K; and

Sidley Austin Brown & Wood llp	Chicago
Securities and Exchange Commission
August 26, 2005

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     If you have any questions regarding the foregoing, please contact the undersigned at (312) 853-7454 or Philip J. Downey, Vice President – General Counsel & Corporate Secretary of the Company, at (312) 228-4647.

Very truly yours,
/s/ John M. O’Hare

John M. O’Hare

cc: Philip J. Downey